Richard Schaberg Partner Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5671 F +1 202 637 5910 Richard.schaberg@hoganlovells.com www.hoganlovells.com

July 13, 2021

BY EDGAR

Mr. John Stickel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	LINKBANCORP, Inc.

Amendment No. 1 Registration Statement on Form S-4

Filed on June 21, 2021

File No. 333-255908

Dear Mr. Stickel:

This letter is submitted on behalf of LINKBANCORP, Inc. (the “Company” or “LINK”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in a letter to the Company dated July 6, 2021 with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on June 21, 2021 (the “Registration Statement”).

Concurrently with this response letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which will include changes in response to the Staff’s comment. We have reproduced the Staff’s comment in italics below followed by the response.

Division of Corporation Finance

July 13, 2021

Amendment No. 1 to Form S-4 filed June 21, 2021

Opinion of Boenning & Scattergood, Inc., Financial Advisor to GNB, page 2

1.

We note your response and revised disclosure in response to our prior comment 3. Please also address if the fairness opinion given to the board of directors of GNB addressed the consideration to be received for the fractional shares. Further, please address under “GNB’s Reasons for the Merger,” at page 105, how the consideration to be received for fractional shares was considered as factor in evaluation of the merger and the merger agreement, or advise.

Response to Comment No. 1

As is customary for transactions of the kind described in the Amended Registration Statement, Section 2.04(m) of the Agreement and Plan of Merger provides that no fractional shares of the Company’s common stock shall be issued in connection with the merger. Rather, in lieu of any such fractional shares, the Company shall pay to each holder of a fractional share of the Company’s common stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by Twelve Dollars ($12.00), rounded to the nearest whole cent.

As described in the Amended Registration Statement on pages 2, 107 and 152, the parties agreed to use $12.00 as the reference price on which to cash out fractional shares, which was the price at which LINK, whose common stock was and continues to be thinly traded, recently completed a $5 million private placement of its common stock. The parties note that this represented a premium to the trading price of LINK common stock of $10.74 as of December 10, 2020.

Presently, there are 601 registered holders of GNB Financial Services, Inc. (“GNB”) common stock and approximately 90 non-objecting beneficial owners. If each registered holder and each non-objecting beneficial owner was entitled to receive 0.9 of a share of LINK common stock in the merger, the aggregate consideration payable by LINK to such holders would be less than $7,500, which is a de minimis amount in light of the overall transaction value of approximately $60 million.

Additionally, the parties note that the Board of Directors of GNB (the “GNB Board”) was provided with a draft of the definitive merger agreement in advance of its meeting on December 10, 2020, at which meeting the GNB Board approved the merger agreement and merger. The language of Section 2.04(m) appearing in the draft presented to the GNB Board in advance of the December 10, 2020 meeting and the language included in the execution version of the merger agreement is identical.

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July 13, 2021

As described on page 109 of the Amended Registration Statement, prior to its approval of the merger agreement and merger on December 10, 2020, the GNB Board received presentations from its legal counsel and financial advisor, Pillar Aught LLC and Boenning & Scattergood, Inc., respectively, during which presentations the material terms of the merger agreement and merger were described.

Due to the de minimis nature of the fractional share consideration in light of the overall transaction value, and as is customary in the experience of such advisors, neither advisor specifically addressed in its presentation the consideration to be received by GNB shareholders for fractional shares. Similarly, the fairness opinion received by the GNB Board does not specifically address the consideration to be received for fractional shares.

While the GNB Board engaged in extensive discussion with its legal and financial advisors at its December 10, 2020 and prior meetings concerning the proposed merger with LINK, and while the GNB Board received a draft of the merger agreement in advance of its December 10, 2020 meeting, the GNB Board did not inquire of its advisors with respect to the consideration to be received for fractional shares. While each GNB director was free to consider any and all factors he or she deemed necessary or advisable in reaching his or her decision with respect to whether to approve the merger agreement and merger, the parties are not aware that any director specifically considered the consideration to be received by GNB shareholders for fractional shares of LINK as a specific factor in ultimately voting to support the transaction.

In light of the foregoing, including the de minimis nature of the consideration to be received by GNB shareholders for fractional shares, the parties do not believe that any additional disclosure is required to be included in the Amended Registration Statement regarding the consideration to be received for fractional shares.

Accounting Treatment of the Merger, page 17

2.	We note your response to our comment 5. Please expand your analysis of ASC 805-10-55-11 through 55-15, to address the items below.

Response to Comment No. 2

•

Clarify the reasons, under the authoritative literature, why the cash component was not considered to be an indicative component in the determination of the accounting acquirer given that the GNB Board considered this an important factor in the approval of the business combination.

ASC 805-10-55-11 provides that “If a business combination is effected by transferring cash or other assets as the primary form of consideration, then the party transferring the assets is typically the acquirer.” The consideration exchanged in connection with the business combination is primarily shares of LINK common stock, with a maximum of up to 20% of the outstanding GNB shares potentially exchanged for cash consideration, at the election of GNB shareholders, principally to accommodate GNB shareholders who may desire liquidity of shares

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(GNB or LINK) for which there is or will be no active trading market, either pre or post combination. Accordingly, the stock component will constitute no less than 80% of the total consideration in the combination and is the primary form of consideration. Since cash is not the primary form of consideration, ASC 805-10-55-11 is not applicable and the cash component is not considered to be an indicative component in the determination of the accounting acquirer. Accordingly, the parties have followed the applicable guidance at ASC 805-10-55-12 which provides that all pertinent facts and circumstances shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests.

•

Indicate if the LINK outstanding stock options and warrants were considered to be “in-the-money” and if so, the reasons why these instruments were not considered in the determination of the voting interest ownership of the combined entity.

Please refer to the response below.

•	Indicate if the warrants and stock options issued and outstanding are expected to remain outstanding or are they expected to be exercised with the proposed combination;

As of March 31, 2021, LINK had 1,537,484 outstanding warrants and 82,400 vested stock options, all with an exercise price of $10 per share. At March 31, 2021, the closing price of LINK common stock reported on the Pink Open Market equaled $11.55 per share, indicating that the options and warrants were marginally “in-the-money.” However, LINK does not expect the outstanding warrants and/or options to be exercised with the business combination nor does it consider it reasonable that the warrant holders, in particular, would exercise their warrants individually in the near-term. Rather, LINK considered it more reasonable and likely that the warrant holders would exercise and sell shares underlying their warrants in connection with a future capital raising effort, the timing of which cannot be predicted at this time. Nonetheless, LINK completed an analysis to determine the impact of the warrant and option holders exercising their respective instruments and purchasing shares equal to the net proceeds of $1.55 per share which would add an approximate 220,000 shares to the LINK shareholder base. This amount represents between 2.1% and 2.3% of the post-combination outstanding shares, or a variation in post-combination ownership percentage across all election scenarios of 108 basis points and does not materially affect the analysis of relative voting rights, which, as explained in LINK’s prior response, due to the structure of the merger consideration, results in post-combination ownership ranging from current GNB shareholders holding between approximately 47.8% and approximately 53.4% of the outstanding voting interest of the combined company. Given all of the foregoing factors, the outstanding warrants and options were not considered material while evaluating the ownership interest or voting rights after the combination in accordance with ASC 805-55-12.

Division of Corporation Finance

July 13, 2021

•

We note the CEO had a large voting interest in LINK prior to the merger. Address how this was considered, along with the other directors and executive officers of LINK in the determination of the existence of a large minority voting interest in the determination of the accounting acquirer.

ASC 805-10-55-12, provides, in relevant part, that other facts and circumstances to be considered in identifying the accounting acquirer include the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. Upon completion of the combination, the shares of common stock owned by LINK’s CEO are anticipated to represent 2.1% to 2.3% of the outstanding shares of the combined entity. Shares owned by all pre-combination directors and executive officers, including the CEO, of LINK (excluding shares with respect to which beneficial ownership is disclaimed as noted in footnote 10 on page 64 of the Amended Registration Statement), are anticipated to represent 5.7% to 6.4% of the outstanding shares of the combined entity. Similarly, the shares of GNB common stock owned by an independent director of GNB, if all such shares are exchanged for shares of LINK common stock, would represent 2.3% to 2.6% of the outstanding shares of the combined entity. Collectively, shares of GNB common stock owned by all GNB executive officers and directors, if all such shares are exchanged for shares of LINK common stock, would represent between 4.1% to 4.5% of the outstanding shares of the combined entity. Accordingly, with respect to both LINK and GNB, there is no one executive or director nor is there a collective of all executives and directors or any other organized shareholder group who would have a large minority voting interest in the combined entity.

•

Provide a more detailed analysis evaluating the composition of senior management of the combined entity. The analysis should consider the executive chairman of the board, the chief executive officer, the chief operating officer, the chief financial officer, and members of the executive committee, if one exists, as well as any other specific factors considered.

In considering the composition of the senior management of the combined entity, as provided in ASC 805-10-55-12, it is noted that the current Chairman of GNB will serve as the Chairman of the combined entity and the Chief Executive Officer of GNB will be the Executive Chairman of The Gratz Bank, as the sole operating bank subsidiary of LINK upon completion of the combination. LINK’s current Chief Executive Officer, President, Chief Operating Officer and Chief Financial Officer will each retain such roles with the combined entity. LINK does not maintain an executive committee. However, the senior management of the combined entity will include the foregoing, as well as the current Chief Financial Officer, Chief Operating Officer and Senior Agricultural and Commercial Lending Officer of GNB, who have each entered into employment agreements to serve as Senior Vice President, Market President; Senior Vice President, Senior Risk Officer; and Senior Vice President, Agriculture and Consumer Lending,

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respectively. This structure, retaining and incorporating each entity’s management into the management of the combined entity, reflects both the intent of the parties that the combination reflect a true “merger of equals” as well as the objective of the GNB board of directors to obtain the talent it identified as necessary to continue GNB’s historically strong financial performance and remain an independent community bank. Through this structure, it should be noted that any material strategic initiatives of the combined entity would require the approval of the Board of Directors, thus limiting the overall control that senior management would exercise. Based on the foregoing, it was concluded that neither combining entity’s management team will dominate the management of the combined entity.

•

Given the significance of the premium paid, which was an important factor in the GNB Board approval of the business combination, provide an expanded discussion of why the per share amount to be paid by LINK would not support a reliable determination of fair market value, as your response has indicated.

According to ASC 805-10-55-12, one consideration in determining the accounting acquirer in a business combination is the entity that pays a premium over the precombination fair value of the equity interest of the other combining entity. In determining fair value of the equity interest of each of GNB and LINK for purposes of this evaluation, it is noted that shares of the common stock of each company are generally illiquid. As reported on the Pink Open Market, the average daily trading volume of GNB shares for the period from June 2020 through June 2021 was approximately 270 shares, and the average daily trading volume of LINK shares for the same period was 260 shares. Since no active trading market existed for the common stock of either GNB or LINK, it was determined that the prices reported on the Pink Open Market are generally not a reliable indication of the fair value of either entity’s equity interest. In assigning an implied value to the stock consideration, the parties agreed to utilize an assumed per share value of LINK’s common stock of $12.00, which represents a premium of 153% of LINK’s tangible book value per share at December 31, 2020 (as well as a premium to LINK’s closing price of $10.74 per share reported on the Pink Open Market on December 9, 2020, the day prior to the public announcement of the combination). The implied value of stock consideration to be exchanged would be $87.68 per GNB share based on the $12.00 per LINK share value, or $78.74 per GNB share based on the $10.74 per LINK share value. For purposes of comparison, these values represent 143% and 128%, respectively, of GNB’s tangible book value per share at December 31, 2020.    In order to evaluate whether this value represented a premium for purposes of the analysis according to ASC 805-10-55-12, an average of three SNL U.S. Bank stock indices (SNL Small Cap U.S. Bank Index, SNL U.S. Bank $500M-$1B and SNL U.S. Bank>$500M) was reviewed, indicating that the average share price of index companies represented approximately 121% (ranging between 126.3% and 113.0%) and 132% (ranging between 148.5% and 121.6%) of tangible book value at December 31, 2020 and March 31, 2021, respectively.

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July 13, 2021

Based on the foregoing, it was determined that the value of the equity interest exchanged is within an acceptable range of fair value and does not represent the level of premium that would be determinative in identifying the accounting acquirer in accordance with applicable guidance.

•	Provide an expanded discussion which also addresses the operating results and financial position of both entities reflective of the interim period ended March 31, 2021 in addressing ASC 805-10-55-13.

Below is a comparison of the two entities, which demonstrates that GNB is contributing greater assets, deposits, equity, and earnings to the combined entity.

	Data as of and for the quarter ended 3/31/21		Data as and for the year ended 12/31/20
(dollars in $ 000’s)	LINK	GNB	LINK	GNB
Investment Securities	$3,776	$132,429	$79,205	$125,447
Gross Loans (1)	$389,021	$235,888	$327,391	$236,584
Assets	$421,062	$443,753	$424,106	$430,530
Deposits	$312,085	$388,760	$283,054	$375,124
Equity	$43,081	$50,750	$40,334	$50,674
Income (Loss) Before Income Taxes	$(241)	$1,298	$(1,764)	$4,838
Net cash provided by (used in) operations	$(663)	$2,436	$238	$3,128

(1)

For LINK, the balance of Gross Loans includes SBA Paycheck Protection Program (PPP) loans of $81.5 million and $41.0 million as of March 31, 2021 and December 31, 2020, respectively. GNB did not originate any SBA PPP loans.

•	Discuss whether LINK or GNB initiated the merger discussion and how this was considered in addressing ASC 805-10-55-14.

ASC 805-10-55-14 provides that, in a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the previous paragraph. Considering that the proposed business combination is between LINK, who is 100% owner of its sole subsidiary, LINKBANK, and GNB, who is the 100% owner of its banking subsidiary The Gratz Bank, the business combination does not involve more than two entities and this provision is not applicable.

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Nonetheless, please refer to the “Background of the Merger” beginning on page 100 of the Amended Registration Statement for a description of the relevant discussions between LINK and GNB, as well as other facts and circumstances which provide a more complete understanding of the context within which those conversations took place. This description confirms the parties’ desire from the commencement of discussions to structure the combination as a genuine merger of equals with shared board and management governance. Accordingly, these circumstances provide little direction in determining the accounting acquirer.

As noted in LINK’s prior response, no single factor was the sole determinant in the overall conclusion related to the acquirer for accounting purposes; rather all factors were considered in reaching a conclusion, with significant weight placed on the fact that the surviving operating bank subsidiary in the combination is GNB’s subsidiary bank, The Gratz Bank, which is the more substantive, stable and profitable entity, as well as that current GNB shareholders will own up to approximately 53.4% of the combined entity, with other considerations and factors being consistent with a merger of equals. Taking into consideration all of the aforementioned facts and considerations of the combination, LINK has concluded that the acquiring entity in the business combination is GNB.

Unaudited Pro Forma Combined Financial Data for LINKBANCORP, Inc.

Notes to Unaudited Pro Forma Combined Financial Statements, page 28

3.	Please revise to provide a reconciliation which specifies the details of the individual adjustments for both Surplus and Retained Earnings within Shareholders’ Equity as of March 31, 2021.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on pages 30-31 to include a reconciliation which specifies the details of the individual adjustments for both Surplus and Retained Earnings within Shareholders’ Equity as of March 31, 2021.

Material U.S. Federal Income Tax Consequences of the Merger, page 139

4.

We note your response to prior comment 14. We further note the revision at page 140 that the opinions are set forth in the prospectus. Please clarify to us if exhibit 8.2 is intended to be a short-form opinion, or advise. If it is intended to be a short-form opinion, the exhibit must also state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Also, if the prospectus is serving as the opinion, please remove your disclosure that suggests this section

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represents a “summary” of the tax opinion. For guidance, refer to Section III.B.1. and 2. of Staff Legal Bulletin No. 19. In exhibit 8.2, please remove the statement limiting reliance by any other person or entity other than the Board of Directors, when you file your signed and dated opinion. Refer to Section III.D.1. of Staff Legal Bulletin No. 19.

Response to Comment No. 4

Exhibit 8.2 is intended to be a short-form opinion and it has been revised to state that the disclosure under “Material U.S. Federal Income Tax Consequences of the Merger” constitutes the opinion of Pillar Aught LLC of the material tax consequences of the merger. In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on pages 140-143 to remove disclosure that suggests this section represents a “summary” of the tax opinion.

****

If you have any questions or would like further information concerning the Company’s response to your comment, please do not hesitate to contact me.

Sincerely,

/s/ Richard A. Schaberg
Richard A. Schaberg

cc:

Susan Block

SEC

Michael Henderson

SEC

Marc Thomas

SEC

Andrew Samuel

Chief Executive Officer

LINKBANCORP, Inc.

Carl Lundblad

President

LINKBANCORP, Inc.